                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                           Texas Pacific Land Trust
                    ---------------------------------------
                               (Name of Issuer)


        Sub-Share Certificates in Certificates of Proprietary Interest
   -------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   882610108
                      ----------------------------------
                                (CUSIP Number)


                              Michael S. Paquette
                         Vice President and Controller
                    Fund American Enterprises Holdings, Inc.
                              80 South Main Street
                          Hanover, New Hampshire 03755
                                 (603) 643-1567
                   -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 February 9, 1996
                  ------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement ______. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 882610108

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Fund American Enterprises Holdings, Inc.
                                   94-2708455

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)    _______________________
     of a Group (See Instructions)
                                            (b)    _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      WC (See Item 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------

--------------------------------------------------------------------------------


   Number of Sub-Shares      (7)   Sole Voting Power
   Beneficially Owned              ----------------------
   by Each Reporting
   Person With               (8)   Shared Voting Power
                                   ----------------------
                                   214,300

                             (9)   Sole Dispositive Power
                                   ----------------------

                             (10)  Shared Dispositive Power
                                   ------------------------
                                   214,300

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   214,300

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  Approximately 7.0%

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)      HC, CO

--------------------------------------------------------------------------------

                                    2 of 12

                                 CUSIP NO. 882610108

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                   51-0328932

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)    _______________________
     of a Group (See Instructions)
                                            (b)    _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      WC (See Item 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------

--------------------------------------------------------------------------------

     Number of Sub-Shares    (7)   Sole Voting Power
     Beneficially Owned            ----------------------
     by Each Reporting
     Person With             (8)   Shared Voting Power
                                   ----------------------
                                   154,300
                             (9)   Sole Dispositive Power
                                   ----------------------

                             (10)  Shared Dispositive Power
                                   ------------------------
                                   154,300

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   154,300

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 5.0%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)            CO

--------------------------------------------------------------------------------

                                    3 of 12

                                 CUSIP NO. 882610108

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                         White Mountains Holdings, Inc.
                                   02-0477315

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)    _______________________
     of a Group (See Instructions)
                                            (b)    _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      WC (See Item 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------

--------------------------------------------------------------------------------

     Number of Sub-Shares    (7)   Sole Voting Power
     Beneficially Owned            ----------------------
     by Each Reporting
     Person With             (8)   Shared Voting Power
                                   ----------------------
                                   60,000
                             (9)   Sole Dispositive Power
                                   ----------------------

                             (10)  Shared Dispositive Power
                                   ------------------------
                                   60,000

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   60,000

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 2.0%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)            HC, CO

--------------------------------------------------------------------------------

                                    4 of 12

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 3 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1995, AS AMENDED BY AMENDMENT NO. 1 ON SEPTEMBER 8, 1995 AND AMENDMENT NO. 2 ON OCTOBER 4, 1995. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 2.   Identity and Background.
          ------------------------

     (a), (b), (c) and (f). The principle business and office address of FAEH is now 80 South Main Street, Hanover, New Hampshire 03755. The principle business and office address of White Mountains Holdings, Inc. ("WMH") is also 80 South Main Street, Hanover, New Hampshire 03755. WMH, a wholly owned subsidiary of FAEH, is an insurance holding company.

     The name, business address, present principle occupation or employment (and the name, principle business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of FAEH, FAE and WMH is set forth on Schedule I, attached hereto, and incorporated herein by reference.

     (d) and (e). Neither FAEH, FAE or WMH, and to the best knowledge of FAEH, FAE and WMH, any of the persons listed on Schedule I, attached hereto, during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                                    5 of 12

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     On December 26, 1995, FAE transferred 60,000 Sub-Shares to FAEH at $25.00 per Sub-Share. FAEH subsequently transferred 60,000 Sub-Shares to WMH and certain of WMH's direct and indirect wholly owned subsidiaries on December 26, 1995 at $25.00 per Sub-Share.

Item 4.  Purpose of Transaction.
         -----------------------

     (a) Sales by FAE outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of TPL or in connection with, or as a participant in, any transaction having such purpose or effect.

     FAEH, FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries are holding the Sub-Shares for investment purposes and have no present plans or proposals which relate to, or would result in, any of the actions described in Item 4(a) through 4(j), except as noted in Item 4(a) above.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     (a) FAEH owns 154,300 Sub-Shares indirectly through FAE and 60,000 Sub-Shares indirectly through WMH and certain of WMH's direct and indirect wholly-owned subsidiaries. The aggregate number of Sub-Shares and the corresponding percentage of the outstanding Sub-Shares such number represents is as follows:

                               Percentage of
                  Sub-Shares    Sub-Shares
                 Beneficially  Beneficially
  Person            Owned          Owned
  ------         ------------  ------------

  FAEH              214,300        7.0%

  FAE               154,300        5.0%

  WMH *              60,000        2.0%

  * WMH and certain of its direct and indirect wholly owned subsidiaries.

                                    6 of 12

  (b) FAEH shares voting power and dispositive power with respect to 154,300 Sub-Shares with FAE and 60,000 Sub-Shares with WMH and certain of WMH's direct and indirect wholly owned subsidiaries.

  (c) Schedule II, attached hereto, describes all transactions by FAEH, FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries, and to the best knowledge of FAEH, FAE and WMH, any of the persons listed on Schedule I, in Sub-Shares effected during the past 60 days.

  (d)   None

  (e)   Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or to the best knowledge of FAEH, FAE or WMH, between any of the persons named in Item 2 and any other persons with respect to Sub-Shares of TPL.

                                    7 of 12

                                   SIGNATURE

  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 29, 1996

                                FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                BY:             /s/
                                   -------------------------------------
                                Name:     Michael S. Paquette
                                Title:    Vice President and Controller


                                FUND AMERICAN ENTERPRISES, INC.


                                BY:             /s/
                                   -------------------------------------
                                Name:     Terry L. Baxter
                                Title:    President and Secretary



                                WHITE MOUNTAINS HOLDINGS, INC.


                                BY:             /s/
                                   -------------------------------------
                                Name:     Michael S. Paquette
                                Title:    Vice President and Controller

                                    8 of 12

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

          Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE") and White Mountains Holdings, Inc. ("WMH") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.


                                                                  Present
Name and                                                   Principal Occupation
Business Address             Office                            or Employment
----------------             ------                        ---------------------
FAEH

Dennis P. Beaulieu           Corporate Secretary           Corporate Secretary
Fund American Enterprises    of FAEH, Director of WMH      of FAEH
 Holdings, Inc.
80 South Main Street
Hanover, NH  03755

John J. Byrne                Chairman of the Board,        Chairman of the
Fund American Enterprises    President & Chief             Board,
 Holdings, Inc.              Executive Officer of          President & Chief
80 South Main Street         FAEH, Chairman of the         Executive Officer of
Hanover, NH  03755           Board of FAE and WMH          FAEH

Howard L. Clark              Director of FAEH              Retired
200 Park Avenue, Suite 4501
New York, NY  10166

Howard L. Clark, Jr.         Director of FAEH              Vice Chairman of
Lehman Brothers Holdings                                   Lehman Brothers
 Inc.                                                      Holdings Inc.
American Express Tower
New York, NY  10128

Robert P. Cochran            Director of FAEH              President & Chief
Financial Security                                         Executive Officer of
 Assurance Holdings Ltd.                                   Financial Security
350 Park Avenue                                            Assurance
New York, NY  10022                                        Holdings Ltd.

George J. Gillespie, III     Director of FAEH              Partner in Cravath,
Cravath, Swaine & Moore                                    Swaine & Moore
825 Eighth Avenue
New York, NY  10019

K. Thomas Kemp               Executive Vice                Executive Vice
Fund American Enterprises    President                     President
 Holdings, Inc.              of FAEH, Director of          of FAEH
80 South Main Street         FAEH, FAE and WMH
Hanover, NH  03755

Gordon S. Macklin            Director of FAEH              Chairman of White
8212 Burning Tree Road                                     River
Bethesda, MD  20817                                        Corporation

                                    9 of 12

                      ----------------------------------

                                                              Present
Name and                                               Principal Occupation
Business Address             Office                        or Employment
----------------             ------                   -----------------------
FAEH

Michael S. Paquette          Vice President &         Vice President &
Fund American Enterprises    Controller of FAEH,      Controller of FAEH
 Holdings, Inc.              Director of FAE and WMH
80 South Main Street
Hanover, NH  03755

Allan L. Waters              Senior Vice President &  Senior Vice President &
Fund American Enterprises    Chief Financial Officer  Chief Financial Officer
 Holdings, Inc.              of FAEH, Director of     of FAEH
80 South Main Street         FAE and WMH
Hanover, NH  03755

Arthur Zankel                Director of FAEH         Co-Managing Partner
First Manhattan Co.                                   First Manhattan Co.
437 Madison Ave.
New York, NY  10022


FAE

Terry L. Baxter              President & Secretary    President & Secretary
Fund American Enterprises,   of FAE, Director of      of FAE
 Inc.                        FAE and WMH
The 1820 House, Main Street
Norwich, VT  05055-0850


WMH

Dennis P. Beaulieu           Vice President and       Corporate Secretary
(see above)                  Secretary of WMH,        of FAEH
                             Director of WMH

John J. Byrne                Chairman of the Board    Chairman of the Board,
(see above)                  of WMH                   President & Chief
                                                      Executive Officer of
                                                      FAEH

Terry L. Baxter              Director of WMH          President & Secretary of
(see above)                                           FAE

Morgan Davis                 Senior Vice President &  Senior Vice President &
White Mountains              Chief Operating Officer  Chief Operating Officer
 Holdings, Inc.              of WMH, Director of WMH  of WMH
80 South Main Street
Hanover, NH  03755

                                   10 of 12

                    ----------------------------------


                                                             Present
Name and                                               Principal Occupation
Business Address             Office                       or Employment
----------------             ------                   ----------------------
Robert P. Cochran            Director of WMH          President & Chief
(see above)                                           Executive Officer of
                                                      Financial Security
                                                      Assurance Holdings Ltd.

Robert P. Keller             Director of WMH          Self Employed
White Mountains
 Holdings, Inc.
80 South Main Street
Hanover, NH  03755

K. Thomas Kemp               Chief Executive Officer  Executive Vice President
(see above)                  and President of WMH,    of FAEH
                             Director of WMH

Phil Koerner                 Director of WMH          Chief Executive
National Grange Mutual                                Officer of National
 Insurance Company                                    Grange Mutual
55 West Street, POB 2300                              Insurance Company
Keene, NH 03431

Michael S. Paquette          Vice President &         Vice President &
(see above)                  Controller of WMH,       Controller of FAEH
                             Director of WMH

Allan L. Waters              Senior Vice President &  Senior Vice President &
(see above)                  Chief Financial Officer  Chief Financial Officer
                             of WMH, Director of      of FAEH
                             WMH

                                   11 of 12

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

     Sales of Sub-Share Certificates in Certificates of Proprietary Interest of Texas Pacific Land Trust by the Reporting Persons and by persons listed in
Schedule I, attached hereto, within the last 60 days.


Sold by      Date    Number Sold  Unit Price
---------  --------  -----------  ----------
   FAE     12/11/95        1,200       23.00

   FAE     02/08/96       11,000     31.4159

   FAE     02/09/96       11,400     30.4057

                                   12 of 12